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13011566

SECUR ... SION

OD 3/25/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CITIC Securities International USA, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dajiang Guo, CEO **(212) 376-1200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/25/13

OATH OR AFFIRMATION

I, Dajiang Guo, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITIC Securities International USA, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 6th day of FEBRUARY, 2013 by DAJIANG GUO

Notary Public

Signature

CEO

Title

MICHAEL SENZ
Notary Public-State of New York
No. 01SE6114952
Qualified in New York County
Commission Expires Aug. 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITIC Securities International USA, LLC

(An Indirect Wholly-Owned Subsidiary of
CITIC Securities Company Limited)

Statement of Financial Condition

December 31, 2012

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
CITIC Securities International USA, LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CITIC Securities International USA, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
March 14, 2013

CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 3,189,435
Receivable from affiliates	3,325,531
Accounts receivable	215,488
Prepaid expenses and other assets	163,670
Total assets	$ 6,894,124
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Compensation payable	$ 861,671
Accounts payable, accrued expenses and other liabilities	80,408
Deferred rent liability	80,400
Total liabilities	1,022,479
Commitments	-
Member's Equity	5,871,645
Total liabilities and member's equity	$ 6,894,124

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations

CITIC Securities International USA, LLC (the "Company"), a wholly-owned subsidiary of CSI USA Securities Holdings Inc. ("CSI Holdings"), is a limited liability company and was formed under the laws of the State of Delaware on May 18, 2011. On March 26, 2012, the Company became a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

CSI Holdings is a wholly owned subsidiary of CITIC Securities Company Limited (the "Parent"), a investment bank based in China that is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Parent is a leading full-service investment bank that provides investment banking, brokerage, independent equity research, asset management and investment services with branch offices and subsidiaries throughout China.

The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company acts as a broker for U.S. institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depositary Receipts ("ADRs") and fixed income securities. The Company executes and clears foreign trades through the Company's Hong Kong broker-dealer affiliate ("CSB(HK)"), on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis.

Note 2. Summary of Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash includes deposits held in unaffiliated banks. Substantial amount of these deposits are not insured under United States Federal insured limits and such are subject to losses

Translation of Foreign Currency: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss. Income and expenses that are denominated in other currencies are translated into U.S. dollar amounts at average rates of exchange for the year. Year-end balances are translated at the year-end rate.

Revenue Recognition: All commission income and expenses are recorded on a trade-date basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk: The Company maintains substantially all of its cash balances at one major financial institution outside the U.S. However, the Company does not believe that these amounts are exposed to significant risk.

Income Taxes: The Company is a single-member limited liability company whose parent is a C Corporation for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income (loss) is included in CSI Holdings return. Income taxes are calculated as if the company files on a separate return basis, and the amount of current tax or benefit calculated is either payable to or receivable from CSI Holdings. Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Note 3. Commitments

The Company leases office space under a non cancelable lease agreement that expires June 30, 2017. The future minimum annual base rent payments under this agreement are as follows:

Year ending December 31,	
2013	$ 1,109,750
2014	1,144,250
2015	1,178,750
2016	1,213,250
2017	615,250
	$ 5,261,250

The lease has provisions for real estate tax and operating escalations. CSI Holdings has entered into an irrevocable letter of guaranty to the landlord in case of default on the lease agreement.

Guaranteed Bonuses: In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year 2012, the Company is obligated to pay $114,000 in guaranteed bonuses and $38,000 each in 2013 and 2014.

Note 4. Related Party Transactions

Commission income is primarily the result of trading activity made by U.S. customers with CSB(HK).

At December 31, 2012, approximately $134,000 is receivable from CSB(HK) for net commission earned and is included in the statement of financial condition under receivable from affiliates. In addition, the Company maintains an administrative services agreement with Parent. Pursuant to the agreement, Parent provides accounting, administrative, human resources and other services. At December 31, 2012, approximately $134,000 is payable to the Parent for administrative services. The Parent has allocated bonus payments of approximately $174,000 to be paid to certain employees for services provided before the Company started operations and are not related to the services agreement. Accordingly the net receivable from Parent of approximately $40,000 is included in the receivable from affiliates on the statement of financial condition.

Note 4. Related Party Transactions (Continued)

At December 31, 2012, Receivable from affiliates also includes approximately $3,151,000 receivable from CSI Holdings for allocation of office establishment cost and certain payments made to the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Note 5. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $1,805,700 as of December 31, 2012. All of the deferred tax asset balance is related to federal and state and local net operating loss (NOL) carryforwards, which begin to expire in 2032.

Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

Note 6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the net capital rule, during its first year of operations the Company was required and did meet a ratio of aggregate indebtedness to net capital of 8 to 1. Subsequent to its first year of operations, SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $2,162,660, which was $1,912,600 in excess of its required net capital of $250,000. The Company's net capital ratio was .47 to 1.

Note 7. Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Indemnifications and Off-Balance-Sheet Risks (Continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.